UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

iBio, Inc.

(Name of Issuer)

COMMON, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

451033203

(CUSIP Number)

William Sullivan, 10 Market Street, #773 Camana Bay Grand Cayman, KY1-9006 CAYMAN ISLANDS, 345-640-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451033203	13D/A	Page 2 of 4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KENNETH B. DART
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 9,746,434
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 9,746,434

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,746,434
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

* As of the filing date the Reporting Person beneficially owns 8,457,734 shares of common stock and 1,288,700 shares of common stock issuable upon exercise of Series B Preferred Shares. All Series B Preferred Shares are subject to a limit of exercise to the extent (and only to the extent) that the Reporting Person or any of its affiliates would beneficially own in excess of 48.0% of the common stock after giving effect to such exercise.

CUSIP No. 451033203	13D/A	Page 3 of 4

Explanatory Note

This Amendment No. 13 (the “Amendment”) to Schedule 13D (as amended, this “Schedule”) amends certain items of the Schedule 13D originally filed on January 19, 2012 (the “Original 13D”) filed by Kenneth B. Dart (the “Reporting Person”) and certain affiliates as amended from time-to-time. Capitalized terms not defined shall have the meanings set forth in the Original 13D.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Prior to March 14, 2019, the Reporting Person indirectly owned 70.1% of an entity (the “Affiliate”) that holds one (1) share of the Issuer’s Preferred Stock designated as iBio CMO Preferred Tracking Stock with a par value of $0.001 per share (the “Preferred Tracking Stock”). As of March 14, 2019, the Reporting Person indirectly owns 71.70% of the Affiliate.

iBio CMO LLC is a subsidiary of the Issuer. The shares of the Preferred Tracking Stock are exchangeable for membership units of iBio CMO LLC after March 31, 2018 (“Mandatory Exchange”), or if an event triggers a change of control of iBio CMO LLC, or in connection with a winding up, liquidation or deemed liquidation (such as a merger) of the Issuer or iBio CMO LLC, subject to the terms and conditions set forth in the Exchange Agreement and the Certificate of Designation, Preferences and Rights of the iBio CMO Preferred Tracking Stock. The Preferred Tracking Stock is not convertible into or exchangeable for any securities of the Issuer.

Item 5.  Interest in Securities of the Issuer.

Item 5(c) is hereby amended and supplemented as follows:

The disclosure in Item 4 above is incorporated by reference herein.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The disclosure in Item 4 above is incorporated by reference herein.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 – Exchange Agreement (Incorporated herein by reference to Exhibit 10.1 to the Issuer’s 8-K filed with the U.S. Securities and Exchange Commission on February 24, 2017).

Exhibit 2 - Certificate of Designation, Preferences and Rights of the iBio CMO Preferred Tracking Stock (Incorporated herein by reference to Exhibit 3.1 to the Issuer’s 8-K filed with the U.S. Securities and Exchange Commission on February 24, 2017).

CUSIP No. 451033203	13D/A	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kenneth B. Dart
03/15/2019 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart Name/Title